EXHIBIT 99.2

              ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

                            TOWER SEMICONDUCTOR LTD.

                                DECEMBER 5, 2004


                           PLEASE SIGN, DATE AND MAIL
                             YOUR PROXY CARD IN THE
                            ENVELOPE PROVIDED AS SOON
                                  AS POSSIBLE.









     PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED.

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                       THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 2-6 AND "FOR" PROPOSAL 8.
   PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE

                                                                                          FOR      AGAINST      ABSTAIN

   1.   Election of Directors: TO ELECT Mr. Carmel Vernia, Mr. Idan Ofer,      2.   TO  APPROVE  the   reappointment  of  Mr.
        Mr. Ehud Hillman, Dr. Eli Harari, Mr. Miin Wu and Mr. N.D. Reddy            Carmel  Vernia as  Chairman  of the Board
        as members of the Board of Directors of the Company.                        of Directors of the Company.

                                                                                          [_]         [_]        [_]

                                       NOMINEES:                               3.   TO  APPROVE  the   appointment  of  Brightman
   [_]  FOR ALL NOMINEES              [_] Mr. Carmel Vernia                         Almagor  & Co.  as  the  independent  public
                                      [_] Mr. Idan Ofer                             accountant  of  the  Company  for  the  year
   [_]  WITHHOLD AUTHORITY            [_] Mr. Ehud Hillman                          ending  December 31, 2004 and for the period
        FOR ALL NOMINEES              [_] Dr. Eli Harari                            commencing  January  1,  2005 and  until the
                                      [_] Mr. Min Wu                                next  annual  shareholders  meeting,  and to
   [_]  FOR ALL EXCEPT                [_] Mr. N.D. Reddy                            authorize  of  the  Audit  Committee  of the
        (see instructions below)                                                    Board  to  fix  the   remuneration  of  such
                                                                                    auditors.

                                                                                          [_]         [_]        [_]

                                                                              4.    TO ELECT Mr. Hans Rohrer to an
                                                                                    additional three-year term as an Outside
                                                                                    and Independent Director, commencing April
                                                                                    21, 2005.

   INSTRUCTION:  To withhold authority to vote for any individual                         [_]         [_]        [_]
   nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each
   nominee you wish to withhold, as shown here:    o                          5.    TO ELECT Ms. Tal Yaron-Eldar as an
                                                                                    Outside and Independent Director of the
                                                                                    Company for a three-year term commencing
                                                                                    January 1, 2005.

                                                                                          [_]         [_]        [_]

                                                                              6.    TO  INCREASE  the  number  of  the   Company's
                                                                                    authorized  ordinary  shares to  250,000,000
                                                                                    and   authorized   share   capital   to  NIS
                                                                                    250,000,000   and  to  amend  the  Company's
                                                                                    Articles  of  Association  to  reflect  such
                                                                                    increase.

                                                                                          [_]         [_]        [_]

For  the  purposes  of  this  Proxy  Card,  a  "Personal  Interest"  of a   Indicate a vote with  respect to 7A or 7B  according to
shareholder  in the approval of an act or a  transaction  of the Company,   whether or not you have a Personal  Interest in Proposal
(i) includes the  personal  interest of any members of his/her  immediate   7. Your vote  will not be  counted  if you fail to vote
family  (including  the  spouses  thereof),  or a personal  interest of a   or if you vote in both 7A and 7B.
body  corporate in which the  shareholder  or such family member  thereof
serves as a director or the chief executive officer,  owns at least 5% of     7A.   VOTE  HERE  if  you DO  NOT  have a  Personal
its  issued  share  capital  or its  voting  rights  or has the  right to           Interest  (as  defined)  in  Proposal  7. TO
appoint a  director  or chief  executive  officer,  and (ii)  excludes  a           APPROVE the  amendment  of the  Non-Employee
personal  interest that arises solely from the fact of holding  shares in           Director Share Option Plan 2001.
the Company or any  body corporate.
                                                                                          [_]         [_]        [_]

                                                                              7B.   VOTE  HERE if you  have a  Personal  Interest
                                                                                    (as  defined)  in Proposal 7. TO APPROVE the
                                                                                    amendment  of  the   Non-Employee   Director
                                                                                    Share Option Plan 2001.

                                                                                          [_]         [_]        [_]

                                                                              8.    TO APPROVE the amendment to the 2005
                                                                                    Employee Share Option Plan.

                                                                                          [_]         [_]        [_]

   To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
                                                                          [_]

   Signature of Shareholder: ______________   Date:_________   Signature of Shareholder: ______________ Date:_________

NOTE: Please sign exactly as the name or names appear on this proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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                            TOWER SEMICONDUCTOR LTD.

           FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS
                     TO BE HELD ON SUNDAY, DECEMBER 5, 2004

           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Tower Semiconductor Ltd. (the "Company") hereby appoints each of Oren Shirazi and Tamar Cohen of the Company, each with full power of substitution, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated on the reverse side, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual and Special General Meeting of Shareholders of the Company to be held at the offices of the Company located at Hamada Avenue, Ramat Gavriel Industrial Park, Migdal Haemek, Israel, on Sunday, December 5, 2004 at 11:00 a.m. (local time) and all adjournments and postponements thereof.

The undersigned hereby acknowledges receipt of the Notice of an Annual and Special General Meeting and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirm all that the proxies or their substitutes may lawfully do by virtue hereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN ACCORDANCE WITH THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IN ORDER FOR YOUR VOTE TO BE COUNTED WITH RESPECT TO PROPOSAL 7 , YOU MUST INDICATE WHETHER YOU HAVE A PERSONAL INTEREST IN SUCH PROPOSAL BY VOTING IN EITHER ITEM 7A OR 7B. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1, 2, 3, 4, 5, 6 AND 8.

Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange ("TASE") may either vote their shares in person at the meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)--2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy to the Company at Hamada Avenue, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 23105, Israel, Attention:
Corporate Secretary.

                  (CONTINUED AND TO BE SIGNED ON REVERSE SIDE)